UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2025	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On November 11, 2025, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 12th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

(1)
The Company’s Q3 2025 consolidated financial statements; and
(2)
Capital reduction in connection with the cancellation of treasury shares.

With respect to resolution (1), the Company’s consolidated results for the nine months ended September 30, 2025 include:

- operating revenue of NT$17,411,824 thousand,

- gross profit from operations of NT$1,656,928 thousand,

- operating profit of NT$507,133 thousand,

- loss before income tax of NT$24,483 thousand,

- loss of NT$4,559 thousand,

- loss attributable to equity holders of the Company of NT$4,559 thousand,

- basic losses per share of NT$0.01; and

as of September 30, 2025,

- total assets of NT$42,945,628 thousand,

- total liabilities of NT$19,574,387 thousand,

- equity attributable to equity holders of the Company of NT$23,371,241 thousand.

With respect to resolution (2), the Board resolved the Company would cancel 12,717,000 common shares, representing 1.77% of the share capital, which resulted from its 6th share repurchase program. The record date for the capital reduction in the amount of NT$127,170,000 is November 12, 2025, which would result in a share capital balance of NT$7,045,231,260.